Aetna Life Insurance and Annuity Company

                                   Endorsement

The Contract and Certificate are endorsed as follows.

Delete the definition of Nonunitized Separate Account and replace it with the following:

Nonunitized Separate Account
A separate account, established by Aetna under Section 38a-433 of the Connecticut General Statutes, that holds assets for GA Account Guaranteed Terms of more than three years and, on and after September 1, 1998, amounts allocated or transferred to Guaranteed Terms of three years or less. There are no discrete units for this Account. The Contract Holder or Participant, as applicable, does not participate in the investment gain or loss from assets held in the Nonunitized Separate Account. Such gain or loss is borne entirely by Aetna. The assets of the Nonunitized Separate Account, to the extent of reserves and other contract liabilities, may not be charged with other Aetna liabilities.

Prior to September 1,1998, amounts held in a Guaranteed Term of three years or less will be held in the General Account as provided by Section 3.03 (h), and will remain in the General Account until the applicable Guaranteed Term's Maturity Date. If such amounts are reinvested on such Maturity Date as provided by Section 3.03(f), such amounts will be reinvested in a Guaranteed Term in the Nonunitized Separate Account.

Endorsed and made part of the Contract and the Certificate on the latest of May 1, 1998, the date the endorsement is approved, or on the effective date of the Contract or Certificate.


                                          /s/Thomas J. McInerney

                                             Thomas J. McInerney, President

EGAA (5/98) NY